Exhibit 21

SUBSIDIARIES OF THE FINISH LINE, INC.

Subsidiary	State of Incorporation	Percentage of Ownership
Spike’s Holding, LLC	Indiana	100%*
Finish Line Transportation Co., Inc	Indiana	100%
The Finish Line Distribution, Inc	Indiana	100%
The Finish Line USA, Inc	Indiana	100%
The Finish Line Man Alive, Inc	Indiana	100%

*	Spike’s Holding, LLC is owned 100% by The Finish Line USA, Inc.